

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2022

Floretta Gogo
Chief Executive Officer
Cannaisseur Group Inc.
1039 Grant St Se Ste B24
Atlanta, GA 30315

> **Re: Cannaisseur Group Inc.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2022**
> **File No. 333-262710**

Dear Ms. Gogo:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Your registration statement cover page indicates that you are incorporated in Atlanta. However, your disclosure elsewhere in the prospectus indicates that you are a Delaware corporation. Please reconcile your disclosure or advise.

2. We note that you refer to your company as "The Cannassieur Group, Inc." and "The Cannaisseur Group, Inc." Please reconcile your disclosure or advise.

3. Please revise the prospectus cover page to include the pricing and underwriting information required by Item 501 of Regulation S-K. In your revisions, please clearly state the offering price of the shares to be offered by you and the offering price of the shares to be offered by the selling shareholders. Please note that the primary offering cannot be

made on a delayed and continuous basis as you are not eligible to conduct a primary offering pursuant to Rule 415. Therefore, you should delete the statement that you will offer and sell shares "from time to time." You must set an end date for the primary offering. Please also revise to state that you are an emerging growth company. Refer to Question 4 of our Jumpstart Our Business Startups Act Frequently Asked Questions, Generally Applicable Questions on Title I of the JOBS Act.

4.   Please revise your prospectus cover page disclosure to clearly state whether your shares will be listed on the OTC Markets prior to the consummation of the offering. If your shares will be listed prior to the consummation of the offering, please include the trading symbol for the shares. To the extent your shares will not be listed, please include disclosure to this effect on the prospectus cover page and risk factor disclosure describing the consequences to investors if your shares are not listed.

Overview, page 5

5.   We note your statements that (i) Requisite Technologies, an operating component of Atlanta CBD, has the ability to grow hemp year-round and (ii) Atlanta CBD's hemp will be sourced primarily through a network of local farms. Please reconcile your disclosure or advise. To the extent that Atlanta CBD is dependent on third-party suppliers for hemp, please describe these supply arrangements here or in the Business section, as appropriate.

Prospectus Summary, page 5

6.   Please revise your disclosure here and throughout to clearly state whether or not you have ownership interests or operating activities beyond your 51% ownership of Atlanta CBD Inc. To the extent that you do not have additional ownership interests or operating activities, please revise throughout your prospectus to ensure that this fact is clear to investors. To the extent you do have additional ownership interests and operating activities, please describe these interests and activities clearly in the Prospectus Summary and the Business sections, as appropriate.

7.   Given your current investment in Atlanta CBD and your stated intent to acquire companies in the hemp industry, tell us the basis for your belief that you are not an investment company requiring registration under the Investment Company Act of 1940.

8.   Please revise the Prospectus Summary to describe the material terms of your acquisition of a 51% interest in Atlanta CBD Inc. In your revision, please identify the person(s) who owns the remaining 49% of Atlanta CBD. Please also describe the material terms of the operating arrangements of Atlanta CBD including who is responsible for running day-to-day operations, how business decisions are made and how revenues are allocated between you and the other owners. To the extent such operating arrangements are documented, please file the relevant documentation as an exhibit to your registration statement.

9.   Please revise the Prospectus Summary to clearly describe the current legal landscape regarding your products. To the extent you are restricted from selling your products by

> any federal or state laws, please describe these restrictions.

10. Please revise the Prospectus Summary and the Description of Registrant's Securities sections to disclose the material terms of Atlanta CBD's preferred stock referenced on page F-29. In your revisions, please disclose the amounts of profit distributions made in recent periods.

Emerging Growth Company Status, page 6

11. Your disclosure on the registration statement cover page and on page 11 indicates that you have elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. However, your disclosure on page 6 indicates that you have opted out of the extended transition period. Please reconcile your disclosure or advise.

Risk Factors
Any future litigation could have a material adverse impact on our results of operations, financial condition and liquidity..., page 12

12. We note your references in this risk factor to Colorado corporate law. Please tell us how Colorado corporate law is applicable to your company.

Use of Proceeds, page 20

13. Your disclosure indicates that if all 15 million shares are sold at $0.23 per share, you will raise $3,500,000. Please note that if 15 million shares are sold at $0.23 per share, your proceeds will be $3,450,000. Please revise your allocation of proceeds from the offering and indicate how you intend to allocate the proceeds if you sell 25%, 50% and 75% of the shares you are offering.

Management's Discussion and Analysis of Financial Conditions and Plan of Operation
Liquidity and Capital Resources, page 21

14. Please revise to provide the disclosure required by Item 303(b)(1) of Regulation S-K. In your revisions, please discuss the July 2021 financing referenced elsewhere in the prospectus and the material terms of the "note payable".

Description of Business, page 24

15. Your disclosure on page 10 indicates that you depend in large part on your brand and branded products as well as on your proprietary processes. Please revise your Business section to describe these brands, branded products and proprietary processes as well as your revenue-generating activities. For guidance, refer to Item 101(c) of Regulation S-K.

16. Your disclosure on page 11 indicates that you have committed, and expect to continue to commit, significant resources and capital to develop and market existing product enhancements and new products. Please revise your disclosure in the Business section to

describe these developing and marketing efforts, including descriptions of any new products being developed.

17. We note your statement that you plan to acquire additional companies engaged in the hemp business. Please revise your disclosure to explain how you intend to finance these acquisitions.

18. We note your statement that your products are sold "wherever legal." Please revise your disclosure to describe your compliance regime for ensuring that sales are lawful and describe how you deliver your products to customers.

Product Formulation and Production, page 26

19. Please revise your disclosure in this subsection to clarify whether the activities described therein are conducted by Atlanta CBD, a separate subsidiary or by your company directly.

20. Please expand your disclosure in this subsection to address the sources and availability of raw materials as well as to include the names of your principal suppliers. Furthermore, to the extent that you have agreements in place with these named entities or other suppliers, please describe the material terms of these agreements in your disclosure and file these agreements as exhibits to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreements. Refer to Item 101(h)(4)(v) and Item 601(b)(10) of Regulation S-K.

21. We note your statements that you are currently supplying restorative CBD beverages to Cryogenics clients and that you will establish "on the go displays" for 12 companies in 2021. Please revise your disclosure to provide the material terms of your relationship with Cryogenics and to disclose whether you have established the "on the go displays" referenced and whether they have produced a profit.

Government Regulation, page 27

22. We note your statement that you are not involved in the cultivation or production of hemp. We further note your disclosure elsewhere in the prospectus indicating that Requisite Technologies, a business unit of your subsidiary Atlanta CBD, focuses on the cultivation and manufacturing of hemp. Please reconcile your disclosure or advise.

Certain Relationships and Related Transactions, page 34

23. Please revise your disclosure to describe the material terms of your agreement to advance funds to Liberty Management Investments. In your revisions, please identify your shareholders that own Liberty and disclose whether this loan bears interest, when the loan matures and whether there is written documentation governing the terms of the loan. To the extent there is written documentation, please file the relevant agreement as an exhibit to your registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 34

24.   With reference to Item 403 of Regulation S-K, please revise your beneficial ownership table to be as of the most recent practicable date.

Plan of Distribution , page 35

25.   To the extent your officers and directors may engage in selling efforts, please clarify that they meet the conditions of Exchange Act Rule 3a4-1.

Selling Shares, page 35

26.   Please revise this section to provide the information required by Item 507 of Regulation S-K.

Experts, page 37

27.   We note your disclosure that the audited financial statements of Atlanta CBD, Inc. for the fiscal years ended December 31, 2020 and December 31, 2019, and the related audit report by M&K CPAS, PLLC, are included in the filing. Please advise about the need to present such financial statements given that they do not appear to have been provided.

Audited Financial Statements, The Cannaisseur Group, Inc.
Notes to Consolidated Financial Statements
4. Stockholders' Equity, page F-14

28.   We note your disclosure that the January 4, 2021 acquisition of Atlanta CBD, Inc. was "a related party acquisition, which is accounted for using the book value." Please provide us a comprehensive analysis of your accounting for this acquisition. Please tell us how you considered whether the acquisition resulted in a change in reporting entity considering the guidance in ASC 250-10-50-6 and ASC 805-50-05-5. If you believe that the transaction resulted in a change in reporting entity, please tell us how you concluded that the audited and interim financial statements included in the filing are presented in accordance with the guidance in ASC 805-50-45, or revise your presentation as appropriate. Please add accounting policy disclosure to your financial statements to explain your accounting for business combinations between entities under common control.

Exhibits

29.   Please revise the legal opinion to reflect the correct filing date of the registration statement.

General

30.   We note that your website describes you as "the first GMP-certified medical cannabis producer to supply cannabis flower and extract products to tens of thousands of patients, physicians, pharmacies, hospitals, governments and researchers on five continents." Please revise your prospectus to describe these activities.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Ibolya Ignat at 202-551-3636 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Elton F. Norman, Esquire